                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                      THERETO FILED PURSUANT TO 13d-2(b)
                              (Amendment No. __)*


                                NOVAMED EYECARE, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  66986W 10 8
                       --------------------------------
                                (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ] Rule 13d-1(b)

   [ ] Rule 13d-1(c)

   [X] Rule 13d-1(d)
                               ________________



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6
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                                 SCHEDULE 13G

---------------------                                          -----------------
CUSIP No. 66986W 10 8                                          Page 2 of 6 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      ELDI E. DESCHAMPS, M.D.

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

--------------------------------------------------------------------------------
      SEC USE ONLY
 3


--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.A.

--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,379,488

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,379,488

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,379,488
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.8%

--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

--------------------------------------------------------------------------------

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

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---------------------                                          -----------------
CUSIP No. 66986W 10 8                                          Page 3 of 6 Pages
---------------------                                          -----------------

Item 1(a)    Name of Issuer:

                    NovaMed Eyecare, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

                    980 North Michigan Avenue
                    Suite 1620
                    Chicago, Illinois 60611

Item 2(a)    Name of Person Filing:

                    Eldi E. Deschamps, M.D.

Item 2(b)    Address of Principal Business Office or, if None, Residence:

                    Eldi E. Deschamps, M.D.
                    Deschamps Eye Care
                    8510 Broadway Street
                    Merrillville, Indiana 46410

Item 2(c)    Citizenship:

                    U.S.A.

Item 2(d)    Title of Class of Securities:

                    Common Stock, par value $.01 per share

Item 2(e)    CUSIP Number:

                    66986W 10 8

Item 3.    If this Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or
               (c), Check Whether the Person Filing is a:

                                Not Applicable

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---------------------                                          -----------------
CUSIP No. 66986W 10 8                                          Page 4 of 6 Pages
---------------------                                          -----------------

Item 4.    Ownership:

               (a)  Amount Beneficially Owned:

                    1,379,488 (1)

               (b)  Percent of Class:

                    5.8% (1)

               (c)  Number of shares as to which person has:

                      (i)    sole power to vote or to direct the vote: 1,379,488
                             (1)

                      (ii)   shared power to vote or to direct the vote:  -0-

                      (iii) sole power to dispose or to direct the disposition of: 1,379,488 (1)

                      (iv) shared power to dispose or to direct the disposition of: -0-

Item 5.   Ownership of Five Percent or less of a Class:

               Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

               Not Applicable.



________________
(1) The 1,379,488 shares beneficially owned by Dr. Deschamps includes: (i) 518,687 shares held by Dr. Deschamps as trustee of the Eldi E. Deschamps Grantor Annuity Trust U/A/D June 1, 1998; and (ii) 860,801 shares held by Dr. Deschamps as trustee of the Eldi E. Deschamps Revocable Trust U/A/D June 1, 1998.

---------------------                                          -----------------
CUSIP No. 66986W 10 8                                          Page 5 of 6 Pages
---------------------                                          -----------------

Item 8.   Identification and Classification of Members of the Group:

               Not Applicable.

Item 9.   Notice of Dissolution of Group:

               Not Applicable.

Item 10.  Certification:

               Not Applicable.

---------------------                                          -----------------
CUSIP No. 66986W 10 8                                          Page 6 of 6 Pages
---------------------                                          -----------------

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2000



                              /s/ ELDI E. DESCHAMPS, M.D.
                              ---------------------------
                              Eldi E. Deschamps, M.D.